## Contact

www.linkedin.com/in/brianpomalley
(LinkedIn)
www.forerunnerventures.com
(Company)

## Top Skills

Marketplaces
Start-ups
Entrepreneurship

# Brian O'Malley

Founder @ Tactile Ventures. 20+ year veteran investor across
Accel, Battery and Forerunner.
San Francisco, California, United States

## Summary

Across two decades in Silicon Valley, Brian has pursued one
constant: the chance to work with high-integrity people. After moving
nine times before he turned eighteen, Brian learned that quality
people were rarely the loudest in the room. This insight has guided
him throughout his career and been a lasting advantage in venture.

Living through the dot-com crash, Brian experienced firsthand both
the turbulence and exhilaration of startup life. He quickly learned
that clever sales and marketing tactics are not as durable and
enduring as an amazing product experience. This time also made
Brian highly attuned and empathetic to the human experience within
startups, with a clear understanding that decisions impact not just the
business, but the people making that business work.

Taken together, this has led Brian towards founders fixated
on improving people's everyday lives by improving financial
independence, social connection, and affordability. Among the
companies Brian has backed: Atticus, Arrived, Away, Coupa, Fora,
Gametime, HotelTonight, Narvar, Prenuvo, Shift Technologies, and
TopLine Pro.

Before founding Tactile, Brian was a managing partner at Forerunner
Ventures, a GP at Battery and the leader of the early-stage
consumer practice at Accel. Brian is a frequent author and
contributor and his work has appeared across Fortune, Forbes and
LinkedIn. He has been featured on various podcasts, including
20VC, Acquired and StrictlyVC. Brian earned a B.S. in Economics
from The Wharton School at the University of Pennsylvania where
he completed a Dual Concentration in Entrepreneurial Finance and
Management. While in school, he helped launch two startups, both
acquired by Fortune 500 businesses.

Notable investments include Anchor (acq by Spotify), Around (acq by Miro), Atticus, Away Travel, Bazaarvoice (IPO), BrightEdge, Canal (acq by Rokt), Clay (acq by Automattic), Coupa (IPO), Dollar Shave Club (acq by Unilever), Duetto (acq by GrowthCurve), Fora, Gametime, HotelTonight (acq by Airbnb), InstaEdu (acq by Chegg), KeyMe, Narvar, Prenuvo, Represent (acq by CustomInk), Serena & Lily, Shift Technologies, Skullcandy (IPO), Sunday, Stress-Free Auto, Thrasio, Topline Pro, TradeKing (acq by Ally Financial), TravelJoy, Viddy (acq by Fullscreen) and Virta.

_____

## Experience

### Tactile Ventures
Founder, Managing Partner
January 2026 - Present (4 months)
Menlo Park, California, United States

### Forerunner
7 years 8 months

Board Partner
January 2025 - Present (1 year 4 months)
San Francisco, California, United States

Managing Partner
September 2018 - December 2024 (6 years 4 months)
San Francisco, California, United States

### Accel Partners
Partner
December 2013 - September 2018 (4 years 10 months)

### Battery Ventures
9 years 9 months

General Partner
January 2012 - December 2013 (2 years)

Partner
July 2010 - December 2011 (1 year 6 months)

Principal
July 2008 - June 2010 (2 years)

Senior Associate
July 2006 - June 2008 (2 years)

Associate
April 2004 - June 2006 (2 years 3 months)

Bowstreet
Technical Director
October 2000 - October 2003 (3 years 1 month)

Motorola Solutions
Developer
May 1998 - December 1998 (8 months)

The Phoenician Resort
Pool Attendant
May 1997 - August 1997 (4 months)
Scottsdale, Arizona, United States

———

## Education

The Wharton School
BS, Finance, Management · (1997 - 2001)